Exhibit 99.1

Reebonz Announces Pricing of $10.8 Million Underwritten Public Offering

SINGAPORE, April 15, 2019 – Reebonz Holding Limited (the “Company” or “Reebonz”) (Nasdaq: RBZ), a leading online luxury marketplace and platform in Southeast Asia and Asia Pacific, today announced the pricing of an underwritten public offering of 2,150,000 ordinary shares and 2,150,000 warrants to purchase ordinary shares at a combined offering price of $5.00 per ordinary share and accompanying warrant. Each ordinary share is being sold together with a warrant to purchase one ordinary share. Each warrant will have an exercise price per ordinary share of $5.00, will be immediately exercisable and will expire on the fifth anniversary of the original issuance date.

Roth Capital Partners and Maxim Group LLC are acting as joint book-running managers for the offering. Aegis Capital Corp is acting as Co-Manager of the offering.

The gross proceeds of the offering are expected to be $10.8 million, before deducting underwriting discounts and commissions and other estimated offering expenses. Reebonz has granted the underwriters a 30-day option to purchase up to 322,500 ordinary shares and/or warrants to purchase up to 322,500 ordinary shares to cover over-allotments, if any. If the over-allotment option is exercised in full, gross proceeds of the offering, before deducting underwriting discounts and commissions and other estimated offering expenses, are expected to be $12.4 million. The offering is expected to close on April 17, 2019, subject to customary closing conditions.

The ordinary shares and warrants described above are being offered by Reebonz Holding Limited pursuant to a registration statement on Form F-1 previously filed with and subsequently declared effective by the Securities and Exchange Commission. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus, when available, may also be obtained from Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, (800) 678-9147 or from Maxim Group LLC, Equity Syndicate Prospectus Department, 405 Lexington Avenue, 2nd Floor, New York, NY, 10022, or by telephone at 1-212-895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities described herein, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Reebonz

Headquartered in Singapore and founded in 2009, Reebonz (pronounced “ribbons”) is the trusted online marketplace and platform for buying and selling new and pre-owned luxury products in the Asia Pacific region, including Southeast Asia. Leveraging data and technology, Reebonz makes luxury accessible by operating as an eco-system of B2C e-tail and B2C marketplace for over 1,000 brands and 172 boutiques, supported by C2C marketplaces that enable individuals to sell through its platform.  With an easy shopping experience, members can enjoy convenient access to the selection of products that Reebonz sources as well as from a curated collection of multi-brand luxury boutiques from all around the world.

Forward-Looking and Cautionary Statements

Certain statements made in this release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Reebonz’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the ability to regain compliance with and continue to meet NASDAQ’s listing standards; Reebonz’s ability to manage growth; the reaction of Reebonz customers and suppliers to its business combination; rising costs adversely affecting Reebonz’s profitability; potential litigation involving Reebonz’s intellectual property; and general economic and market conditions impacting demand for Reebonz’s products. See the risk factors disclosed in Reebonz’ registration statement on Form F-1. Reebonz does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For investor and media inquiries, please contact:

Reebonz Holding Limited | ir@reebonz.com

Christensen | Tip Fleming | tfleming@ChristensenIR.com | Contact: +1 917 412 3333

For more information on Reebonz, please visit www.reebonz.com

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